Exhibit 12

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company’s consolidated ratios of earnings to fixed charges for the periods as shown.

	3/31/04	2003	2002	2001	2000	1999
Net Earnings	$16,268,413	$53,472,592	$48,058,349	$28,963,548	$38,250,664	$35,311,517
Fixed Charges:
Interest on Indebtedness	7,849,585	28,356,201	27,239,152	25,522,640	27,213,199	22,160,919
Amortization of Discount Relating to Indebtedness	38,487	146,194	127,375	107,200	93,600	55,758
Amortization of Treasury Lock Gain	(157,109)	(596,741)	(554,527)	(515,299)	(478,846)	(245,388)
Amortization of Deferred Charges	332,778	1,334,224	963,438	817,170	812,529	729,358

	8,063,741	29,239,878	27,775,438	25,931,711	27,640,482	22,700,647
Net Earnings Before Fixed Charges	$24,332,154	$82,712,470	$75,833,787	$54,895,259	$65,891,146	$58,012,164

Divided by Fixed Charges
Fixed Charges	$8,063,741	$29,239,878	$27,775,438	$25,931,711	$27,640,482	$22,700,647
Capitalized and Deferred Interest	(83,043)	102,544	(599,902)	451,624	646,897	1,111,165

	$7,980,698	$29,342,422	$27,175,536	$26,383,335	$28,287,379	$23,811,812

Ratio of Net Earnings to Fixed Charges	3.05	2.82	2.79	2.08	2.33	2.44

Preferred Stock Dividends
Series A Preferred Stock	$1,002,176	$4,007,532	$4,009,554	$—	$—	$—
Series B Preferred Stock	418,750	502,500	—	—	—	$—

Total Preferred Stock Dividends	$1,420,926	$4,510,032	$4,009,554	$—	$—	$—

Combined Fixed Charges and Preferred Stock Dividends	$9,401,624	$33,852,454	$31,185,090	$26,383,335	$28,287,379	$23,811,812

Ratio of Net Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.59	2.44	2.43	2.08	2.33	2.44

Advisor Acquisition Costs	$—	$—	$—	$12,581,769	$1,521,063	$9,824,172

Net Earnings After Advisor Acquisition Costs and Fixed Charges (1)	$24,332,154	$82,712,470	$75,833,787	$67,477,028	$67,412,209	$67,836,336

Ratio of Net Earnings After Advisor Acquisition Costs to Fixed Charges (1)	3.05	2.82	2.79	2.56	2.38	2.85

(1)	The Company’s revolving credit facility and notes payable covenants provide for fixed charge coverage ratios to be calculated before Advisor Acquisiton Costs.